FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2017 Second Quarter

(April 1, 2016 through September 30, 2016)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2017 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 8, 2016

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 11, 2016
Payment date of cash dividends	: November 29, 2016
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2017 First Half (April 1, 2016 through September 30, 2016)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2017 first half	13,070,533	-7.2	1,116,865	-29.5	1,176,534	-29.8	946,173	-24.8
FY2016 first half	14,091,488	8.9	1,583,405	17.1	1,675,151	11.0	1,258,112	11.6

(Note) Comprehensive income: FY2017 first half 242,981 million yen (-73.7%), FY2016 first half 925,033 million yen (-40.3%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2017 first half	311.08	307.84
FY2016 first half	399.39	397.75

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2017 second quarter	43,776,105	17,442,264	16,391,908	37.4
FY2016	47,427,597	18,088,186	16,746,935	35.3

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	100.00	—	110.00	210.00
FY2017	—	100.00
FY2017 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

	(% of change from FY2016)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,000,000	-8.5	1,700,000	-40.4	1,900,000	-36.3	1,550,000	-33.0	512.77

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2017 second quarter 3,337,997,492 shares, FY2016 3,337,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2017 second quarter 334,684,022 shares,
FY2016 300,321,622 shares

(iii)	Average number of shares issued and outstanding in each period: FY2017 first half 3,025,875,694 shares,
FY2016 first half 3,143,911,710 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—	26.00	52.00
FY2017	—	52.50
FY2017 (forecast)			—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2017 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 85 thousand units, or 2.0%, to 4,363 thousand units in FY2017 first half (the six months ended September 30, 2016) compared with FY2016 first half (the six months ended September 30, 2015). Vehicle unit sales in Japan increased by 94 thousand units, or 9.6%, to 1,078 thousand units in FY2017 first half compared with FY2016 first half. Meanwhile, overseas vehicle unit sales decreased by 9 thousand units, or 0.3%, to 3,285 thousand units in FY2017 first half compared with FY2016 first half.

As for the results of operations, net revenues decreased by 1,020.9 billion yen, or 7.2%, to 13,070.5 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 466.5 billion yen, or 29.5%, to 1,116.8 billion yen in FY2017 first half compared with FY2016 first half. The factors contributing to an increase in operating income were cost reduction efforts of 220.0 billion yen and marketing efforts of 205.0 billion yen. On the other hand, the factors contributing to a decrease in operating income were the effects of changes in exchange rates of 565.0 billion yen, the increase in expenses and others of 225.0 billion yen, and other factors of 101.5 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 498.6 billion yen, or 29.8%, to 1,176.5 billion yen in FY2017 first half compared with FY2016 first half. Net income attributable to Toyota Motor Corporation decreased by 311.9 billion yen, or 24.8%, to 946.1 billion yen in FY2017 first half compared with FY2016 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 944.9 billion yen, or 7.3%, to 11,938.0 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 453.9 billion yen, or 32.6%, to 937.3 billion yen in FY2017 first half compared with FY2016 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) Financial services:

Net revenues for the financial services operations decreased by 79.0 billion yen, or 8.3%, to 870.9 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 13.6 billion yen, or 8.2%, to 152.1 billion yen in FY2017 first half compared with FY2016 first half. The decrease in operating income was mainly due to the increase in expenses related to credit losses and residual value losses in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 18.6 billion yen, or 3.4%, to 532.8 billion yen in FY2017 first half compared with FY2016 first half, and operating income was 27.2 billion yen in FY2017 first half.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 241.7 billion yen, or 3.3%, to 6,980.4 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 473.5 billion yen, or 49.4%, to 484.7 billion yen in FY2017 first half compared with FY2016 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) North America:

Net revenues in North America decreased by 654.3 billion yen, or 11.8%, to 4,876.3 billion yen in FY2017 first half compared with FY2016 first half. However, operating income increased by 35.8 billion yen, or 13.0%, to 311.2 billion yen in FY2017 first half compared with FY2016 first half. The increase in operating income was mainly due to the decrease in expenses and others, and cost reduction efforts.

(iii) Europe:

Net revenues in Europe decreased by 83.3 billion yen, or 6.4%, to 1,225.9 billion yen in FY2017 first half compared with FY2016 first half. However, operating income increased by 4.2 billion yen, or 14.1%, to 34.5 billion yen in FY2017 first half compared with FY2016 first half.

(iv) Asia:

Net revenues in Asia decreased by 139.5 billion yen, or 5.7%, to 2,301.5 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 21.3 billion yen, or 8.7%, to 222.7 billion yen in FY2017 first half compared with FY2016 first half. The decrease in operating income was mainly due to the increase in expenses and others, and the effects of changes in exchange rates.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 138.2 billion yen, or 11.7%, to 1,046.6 billion yen in FY2017 first half compared with FY2016 first half, and operating income decreased by 14.0 billion yen, or 21.0%, to 52.8 billion yen in FY2017 first half compared with FY2016 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2017

Based on the current trend of financial results, due to changes in foreign currency exchange rates and favorable results of a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2017 (April 1, 2016 through March 31, 2017) is set forth below. This forecast assumes average exchange rates through the fiscal year of 103 yen per US$1 and 114 yen per 1 euro.

Forecast of consolidated results for FY2017

Net revenues	26,000.0 billion yen	(a decrease of 8.5% compared with FY2016)
Operating income	1,700.0 billion yen	(a decrease of 40.4% compared with FY2016)
Income before income taxes and equity in earnings of affiliated companies	1,900.0 billion yen	(a decrease of 36.3% compared with FY2016)
Net income attributable to Toyota Motor Corporation	1,550.0 billion yen	(a decrease of 33.0% compared with FY2016)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2016 first half (Six months ended September 30, 2015)	FY2017 first half (Six months ended September 30, 2016)	Increase (Decrease)
Automotive	Japan	1,940,800	1,992,732	51,932
	North America	989,386	1,035,402	46,016
	Europe	267,303	278,719	11,416
	Asia	810,050	829,243	19,193
	Other	251,704	253,102	1,398

	Total	4,259,243	4,389,198	129,955

Other	Housing	2,484	2,817	333

Business segment		FY2016 second quarter (Three months ended September 30, 2015)	FY2017 second quarter (Three months ended September 30, 2016)	Increase (Decrease)
Automotive	Japan	999,338	1,058,744	59,406
	North America	461,956	508,005	46,049
	Europe	132,402	134,849	2,447
	Asia	438,301	409,108	(29,193)
	Other	134,132	129,040	(5,092)

	Total	2,166,129	2,239,746	73,617

Other	Housing	1,476	1,658	182

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2016 first half (Six months ended September 30, 2015)	FY2017 first half (Six months ended September 30, 2016)	Increase (Decrease)
Automotive	Japan	984,397	1,078,810	94,413
	North America	1,413,064	1,400,369	(12,695)
	Europe	407,352	434,381	27,029
	Asia	653,566	764,750	111,184
	Other	819,628	685,227	(134,401)

	Total	4,278,007	4,363,537	85,530

Other	Housing	2,424	2,796	372

Business segment		FY2016 second quarter (Three months ended September 30, 2015)	FY2017 second quarter (Three months ended September 30, 2016)	Increase (Decrease)
Automotive	Japan	514,426	567,640	53,214
	North America	684,251	684,985	734
	Europe	200,978	211,673	10,695
	Asia	324,964	380,579	55,615
	Other	439,388	346,001	(93,387)

	Total	2,164,007	2,190,878	26,871

Other	Housing	1,533	1,611	78

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 second quarter (September 30, 2016)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,939,428	2,767,004	(172,424)
Time deposits	1,032,034	987,985	(44,049)
Marketable securities	1,511,389	1,503,005	(8,384)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,805,932	(194,217)
Finance receivables, net	5,912,684	5,349,933	(562,751)
Other receivables	451,406	425,195	(26,211)
Inventories	2,061,511	2,058,076	(3,435)
Deferred income taxes	967,607	—	(967,607)
Prepaid expenses and other current assets	1,333,345	756,009	(577,336)

Total current assets	18,209,553	15,653,139	(2,556,414)

Noncurrent finance receivables, net	8,642,947	7,944,409	(698,538)
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,355,033	(84,766)
Affiliated companies	2,631,612	2,587,773	(43,839)
Employees receivables	32,998	29,075	(3,923)
Other	730,271	917,845	187,574

Total investments and other assets	10,834,680	10,889,726	55,046

Property, plant and equipment:
Land	1,352,904	1,347,459	(5,445)
Buildings	4,311,895	4,253,545	(58,350)
Machinery and equipment	10,945,267	10,524,881	(420,386)
Vehicles and equipment on operating leases	5,652,622	5,282,596	(370,026)
Construction in progress	513,953	502,263	(11,690)

Total property, plant and equipment, at cost	22,776,641	21,910,744	(865,897)

Less – Accumulated depreciation	(13,036,224)	(12,621,913)	414,311

Total property, plant and equipment, net	9,740,417	9,288,831	(451,586)

Total assets	47,427,597	43,776,105	(3,651,492)

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 second quarter (September 30, 2016)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	4,600,148	(97,986)
Current portion of long-term debt	3,822,954	3,554,849	(268,105)
Accounts payable	2,389,515	2,225,891	(163,624)
Other payables	1,040,277	824,848	(215,429)
Accrued expenses	2,726,120	2,556,974	(169,146)
Income taxes payable	343,325	226,339	(116,986)
Other current liabilities	1,104,131	1,029,213	(74,918)

Total current liabilities	16,124,456	15,018,262	(1,106,194)

Long-term liabilities:
Long-term debt	9,772,065	8,706,063	(1,066,002)
Accrued pension and severance costs	904,911	917,057	12,146
Deferred income taxes	2,046,089	1,230,450	(815,639)
Other long-term liabilities	491,890	462,009	(29,881)

Total long-term liabilities	13,214,955	11,315,579	(1,899,376)

Total liabilities	29,339,411	26,333,841	(3,005,570)

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and September 30, 2016 issued: 47,100,000 shares at March 31, 2016 and September 30, 2016	479,779	483,452	3,673

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and September 30, 2016 issued: 3,337,997,492 shares at March 31, 2016 and September 30, 2016	397,050	397,050	—
Additional paid-in capital	548,161	514,587	(33,574)
Retained earnings	16,794,240	17,401,371	607,131
Accumulated other comprehensive income (loss)	610,768	(103,018)	(713,786)
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 334,684,022 shares at September 30, 2016	(1,603,284)	(1,818,082)	(214,798)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	16,391,908	(355,027)

Noncontrolling interests	861,472	566,904	(294,568)

Total shareholders’ equity	17,608,407	16,958,812	(649,595)

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	43,776,105	(3,651,492)

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2016 first half (Six months ended September 30, 2015)	FY2017 first half (Six months ended September 30, 2016)	Increase (Decrease)
Net revenues:
Sales of products	13,162,616	12,216,706	(945,910)
Financing operations	928,872	853,827	(75,045)

Total net revenues	14,091,488	13,070,533	(1,020,955)

Costs and expenses:
Cost of products sold	10,518,787	10,056,838	(461,949)
Cost of financing operations	588,751	533,813	(54,938)
Selling, general and administrative	1,400,545	1,363,017	(37,528)

Total costs and expenses	12,508,083	11,953,668	(554,415)

Operating income	1,583,405	1,116,865	(466,540)

Other income (expense):
Interest and dividend income	83,036	79,754	(3,282)
Interest expense	(19,658)	(11,113)	8,545
Foreign exchange gain (loss), net	36,590	(27,907)	(64,497)
Other income (loss), net	(8,222)	18,935	27,157

Total other income (expense)	91,746	59,669	(32,077)

Income before income taxes and equity in earnings of affiliated companies	1,675,151	1,176,534	(498,617)

Provision for income taxes	516,368	354,924	(161,444)
Equity in earnings of affiliated companies	161,662	168,395	6,733

Net income	1,320,445	990,005	(330,440)

Less – Net income attributable to noncontrolling interests	(62,333)	(43,832)	18,501

Net income attributable to Toyota Motor Corporation	1,258,112	946,173	(311,939)

Note:  Net income attributable to common shareholders for the first half ended September 30, 2016 and 2015 is 941,275 million yen and 1,255,652 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,898 million yen and 2,460 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	399.39	311.08	(88.31)
Diluted	397.75	307.84	(89.91)

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 first half (Six months ended September 30, 2015)	FY2017 first half (Six months ended September 30, 2016)	Increase (Decrease)
Net income	1,320,445	990,005	(330,440)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(142,295)	(554,883)	(412,588)
Unrealized gains (losses) on securities	(252,582)	(191,427)	61,155
Pension liability adjustments	(535)	(714)	(179)

Total other comprehensive income (loss)	(395,412)	(747,024)	(351,612)

Comprehensive income	925,033	242,981	(682,052)

Less – Comprehensive income attributable to noncontrolling interests	(31,596)	(8,368)	23,228

Comprehensive income attributable to Toyota Motor Corporation	893,437	234,613	(658,824)

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Second quarter for the three months ended September 30

Consolidated Statements of Income
	(Yen in millions)
	FY2016 second quarter (Three months ended September 30, 2015)	FY2017 second quarter (Three months ended September 30, 2016)	Increase (Decrease)
Net revenues:
Sales of products	6,634,883	6,057,702	(577,181)
Financing operations	468,957	423,718	(45,239)

Total net revenues	7,103,840	6,481,420	(622,420)

Costs and expenses:
Cost of products sold	5,269,997	5,043,030	(226,967)
Cost of financing operations	280,376	268,395	(11,981)
Selling, general and administrative	726,063	695,360	(30,703)

Total costs and expenses	6,276,436	6,006,785	(269,651)

Operating income	827,404	474,635	(352,769)

Other income (expense):
Interest and dividend income	29,710	22,993	(6,717)
Interest expense	(15,262)	(6,190)	9,072
Foreign exchange gain, net	2,402	1,398	(1,004)
Other income (loss), net	(14,362)	6,642	21,004

Total other income (expense)	2,488	24,843	22,355

Income before income taxes and equity in earnings of affiliated companies	829,892	499,478	(330,414)

Provision for income taxes	248,411	167,099	(81,312)
Equity in earnings of affiliated companies	60,760	78,395	17,635

Net income	642,241	410,774	(231,467)

Less – Net income attributable to noncontrolling interests	(30,523)	(17,066)	13,457

Net income attributable to Toyota Motor Corporation	611,718	393,708	(218,010)

Note:  Net income attributable to common shareholders for the second quarter ended September 30, 2016 and 2015 is 391,259 million yen and 609,258 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen and 2,460 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	193.97	129.77	(64.20)
Diluted	192.51	128.54	(63.97)

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 second quarter (Three months ended September 30, 2015)	FY2017 second quarter (Three months ended September 30, 2016)	Increase (Decrease)
Net income	642,241	410,774	(231,467)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(227,562)	(104,983)	122,579
Unrealized gains (losses) on securities	(330,242)	73,775	404,017
Pension liability adjustments	(2,376)	2,894	5,270

Total other comprehensive income (loss)	(560,180)	(28,314)	531,866

Comprehensive income	82,061	382,460	300,399

Less – Comprehensive income attributable to noncontrolling interests	3,045	(12,635)	(15,680)

Comprehensive income attributable to Toyota Motor Corporation	85,106	369,825	284,719

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2016 first half (Six months ended September 30, 2015)	FY2017 first half (Six months ended September 30, 2016)
Cash flows from operating activities:
Net income	1,320,445	990,005
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	784,705	767,044
Provision for doubtful accounts and credit losses	43,737	37,763
Pension and severance costs, less payments	7,293	21,956
Losses on disposal of fixed assets	18,077	12,202
Unrealized losses on available-for-sale securities, net	6,197	5,990
Deferred income taxes	53,219	18,740
Equity in earnings of affiliated companies	(161,662)	(168,395)
Changes in operating assets and liabilities, and other	(114,488)	(110,929)

Net cash provided by operating activities	1,957,523	1,574,376

Cash flows from investing activities:
Additions to finance receivables	(7,018,921)	(6,471,350)
Collection of and proceeds from sales of finance receivables	6,725,564	6,248,137
Additions to fixed assets excluding equipment leased to others	(631,430)	(592,974)
Additions to equipment leased to others	(1,422,814)	(1,198,120)
Proceeds from sales of fixed assets excluding equipment leased to others	14,846	15,866
Proceeds from sales of equipment leased to others	537,111	620,871
Purchases of marketable securities and security investments	(915,383)	(1,220,327)
Proceeds from sales of and maturity of marketable securities and security investments	1,580,087	864,289
Changes in investments and other assets, and other	(1,025,228)	698,684

Net cash used in investing activities	(2,156,168)	(1,034,924)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,806,288	2,080,740
Payments of long-term debt	(2,150,070)	(2,112,216)
Increase in short-term borrowings	230,267	353,872
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,224)
Dividends paid to Toyota Motor Corporation common shareholders	(393,352)	(334,144)
Dividends paid to noncontrolling interests	(59,027)	(47,934)
Reissuance (repurchase) of treasury stock, and other	(245,819)	(505,603)

Net cash provided by (used in) financing activities	663,204	(566,509)

Effect of exchange rate changes on cash and cash equivalents	(58,265)	(145,367)

Net increase (decrease) in cash and cash equivalents	406,294	(172,424)

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,690,851	2,767,004

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

          None

(5) Segment Information

(i) Segment Operating Results

FY2016 first half (Six months ended September 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	12,856,840	928,872	305,776	—	14,091,488
Inter-segment sales and transfers	26,091	21,109	245,772	(292,972)	—

Total	12,882,931	949,981	551,548	(292,972)	14,091,488

Operating expenses	11,491,577	784,138	524,313	(291,945)	12,508,083

Operating income	1,391,354	165,843	27,235	(1,027)	1,583,405

FY2017 first half (Six months ended September 30, 2016)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,915,160	853,827	301,546	—	13,070,533
Inter-segment sales and transfers	22,849	17,137	231,306	(271,292)	—

Total	11,938,009	870,964	532,852	(271,292)	13,070,533

Operating expenses	11,000,649	718,768	505,623	(271,372)	11,953,668

Operating income	937,360	152,196	27,229	80	1,116,865

FY2016 second quarter (Three months ended September 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,458,452	468,957	176,431	—	7,103,840
Inter-segment sales and transfers	13,089	10,722	118,168	(141,979)	—

Total	6,471,541	479,679	294,599	(141,979)	7,103,840

Operating expenses	5,757,750	384,009	279,647	(144,970)	6,276,436

Operating income	713,791	95,670	14,952	2,991	827,404

FY2017 second quarter (Three months ended September 30, 2016)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,897,299	423,718	160,403	—	6,481,420
Inter-segment sales and transfers	11,673	8,335	123,406	(143,414)	—

Total	5,908,972	432,053	283,809	(143,414)	6,481,420

Operating expenses	5,515,053	370,098	266,908	(145,274)	6,006,785

Operating income	393,919	61,955	16,901	1,860	474,635

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2016 first half (Six months ended September 30, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,149,579	5,416,766	1,244,296	2,204,258	1,076,589	—	14,091,488
Inter-segment sales and transfers	3,072,596	114,026	65,017	236,834	108,233	(3,596,706)	—

Total	7,222,175	5,530,792	1,309,313	2,441,092	1,184,822	(3,596,706)	14,091,488

Operating expenses	6,263,942	5,255,398	1,279,062	2,196,962	1,117,928	(3,605,209)	12,508,083

Operating income	958,233	275,394	30,251	244,130	66,894	8,503	1,583,405

FY2017 first half (Six months ended September 30, 2016)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,119,205	4,785,406	1,166,278	2,057,926	941,718	—	13,070,533
Inter-segment sales and transfers	2,861,212	90,989	59,639	243,644	104,894	(3,360,378)	—

Total	6,980,417	4,876,395	1,225,917	2,301,570	1,046,612	(3,360,378)	13,070,533

Operating expenses	6,495,708	4,565,136	1,191,392	2,078,779	993,761	(3,371,108)	11,953,668

Operating income	484,709	311,259	34,525	222,791	52,851	10,730	1,116,865

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.
FY2016 second quarter (Three months ended September 30, 2015)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,142,419	2,635,474	636,733	1,160,467	528,747	—	7,103,840
Inter-segment sales and transfers	1,577,794	54,873	28,556	137,648	59,800	(1,858,671)	—

Total	3,720,213	2,690,347	665,289	1,298,115	588,547	(1,858,671)	7,103,840

Operating expenses	3,237,834	2,541,813	642,897	1,154,082	559,681	(1,859,871)	6,276,436

Operating income	482,379	148,534	22,392	144,033	28,866	1,200	827,404

FY2017 second quarter (Three months ended September 30, 2016)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,139,769	2,300,602	576,245	994,421	470,383	—	6,481,420
Inter-segment sales and transfers	1,479,238	41,234	27,842	124,492	54,696	(1,727,502)	—

Total	3,619,007	2,341,836	604,087	1,118,913	525,079	(1,727,502)	6,481,420

Operating expenses	3,424,665	2,202,017	578,572	1,023,570	499,528	(1,721,567)	6,006,785

Operating income	194,342	139,819	25,515	95,343	25,551	(5,935)	474,635

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2017 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

          None